UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm
Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Einride AB (the “Company”) has published its notice convening the annual general meeting of the Company (the “Notice”), which is to be held on June 30, 2026. A copy of the Notice and form of proxy card for the annual general meeting are being furnished as Exhibits 99.1 and 99.2, respectively, to this report of foreign private issuer on Form 6-K (this “Form 6-K”). In addition, the Company has published its Swedish statutory annual report for 2025 (the “Annual Report”) and accompanying auditor’s report (the “Auditor’s Report”), copies of which are furnished as Exhibits 99.3 and 99.4, respectively, to this Form 6-K. Materials relating to the annual general meeting, as well as the Annual Report and Auditor’s Report, are available on the Company’s website at https://www.einride.tech/investors.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Einride AB
99.2	Form of Proxy Card for Annual General Meeting of Einride AB
99.3	Annual Report for 2025
99.4	Auditor’s Report for 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: June 16, 2026
/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel

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